INVEST IN **SWYFT CITIES**

Transforming cities through better transportation

swyftcities.com Mountain View, CA





Highlights

1. Swyft Cities transforms cities. We could become the world's most valuable company.

2. The lowest cost modular transportation – transit people will actually want to use.

3. We have an incredible team experienced in multi-million dollar infrastructure projects

4   Developed as part of Google's Project Swyft. Proprietary autonomy creates competitive moat

5   Two prototypes successfully demonstrated the technology, low costs, fast build times

6   Customer pipeline of +$150M, each with significant opportunities for additional expansion

7   First pilot project underway, in planning & design in New Zealand

8   Massive market opportunities: cities, real estate developments, airports, ski resorts, etc

Featured Investors



Urbanist Ventures (Syndicate Lead)
Invested $25,000 ⓘ

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Growing and supporting startups at the intersection of technology and urbanism
urbanist.vc

Laura Fingal-Surma, Founder

"Swyft Cities is the most incredible company I have invested in. They change our cities. They can change how we move, and that changes how real estate is built. As an angel investor and venture capitalist, I see a lot of good ideas that don't make a good business. Swyft Cities has both. Real estate and transportation are two of the biggest industries, and they have a business model that can build off of both."

View Investment Memo





Other investors include <u>Hustle Fund Angel Squad</u>, <u>buildtech vc</u>, <u>Unpopular Ventures</u>, <u>Stanford Angels & Entrepreneurs</u>, <u>Berkeley Angels Network</u>

Our Team



Jeral Poskey Founder and CEO

As a project executive in Google's real estate division, Jeral planned more than $300m in transportation infrastructure that generated high ROI for real estate growth. Proudest moment: Reuniting the strongest team members to found Swyft Cities.



Clay Griggs Co-Founder

Clay has expertly managed large, complicated construction projects from San Francisco Int'l Airport to public/private projects for Google. Specializes in transportation planning and infrastructure delivery.



Catrine Machi Co-Founder

Former transportation planning manager and mobility consultant. Specializes in navigating the complicated worlds of city approvals and stakeholder management, earning her the title of "City Whisperer."



Craig Talbot VP of Engineering

Craig's reputation as a tech star at Lockheed Martin led to him being referred to Jeral by separate trusted people for his technical abilities, project management skills, and team building. Specializes in dev't of mission-critical control software.

Transforming Cities Through Better Mobility

We all know traffic is getting worse and current mass transit isn't working. New solutions are needed so people can easily go where they need to quickly, conveniently and sustainably.



More people are moving into cities around the world, even in places that rely on transit. There is a huge unmet need –and incredible opportunity – to introduce something revolutionary.



Swyft Cities is a spinout from Google with an incredible team that is bringing an amazing new technology to the world, called "Whoosh." Autonomous and on-demand technologies mean exciting new capabilities. With Whoosh, every trip is non-stop with no intermediate stops. You quickly and comfortably fly over traffic and pedestrian obstacles. Vehicles are waiting for you at the station instead of the other way around. Just board and you're on your way as soon as you're ready.

Sit back and relax. Enjoy a cup of coffee. Text your friends. And maybe share a couple of snaps as you enjoy the great view.



Our lightweight, flexible infrastructure means systems can be built quickly. And systems can also easily expand as demand grows or regions continue to develop. Whoosh systems can be flexibly sized to accommodate everything from small real estate developments to vast networks covering entire cities, as well as everything in between, such as this potential network configuration



And Whoosh vehicles aren't the only things that are moving quickly. The hardware pilot will break ground shortly at a large real estate development in New Zealand. And we are in discussions with five cities in the Dallas area for the first U.S. pilot system.



Hardware Pilot
Groundbreaking: 2025
Remarkables Park
QUEENSTOWN
NEW ZEALAND
U.S. Pilot System
Operational: 2026
DFW

We have a flood of inquiries and our sales pipeline is already maxed out. We are in discussions for more than a dozen projects globally that each have a >50% likelihood of closing. Most of these projects are in the $40-60m range for initial stages, which become footholds for major expansion opportunities.

We have a fast sales cycle and have shown that we can close initial study contracts as soon as 60 days and begin revenue generation from new customers.



Full Pipeline of Customers With Problems To Solve Today

Swyft Cities can become one of the biggest companies the world has ever seen. The worldwide market is huge, with a vast range of potential customers who could benefit from Whoosh. Private sector customers can move quickly, and cities have significant needs. A single large city can generate more than $1 billion in lifetime revenue.

The Total Addressable Market (TAM) for mobility alone is massive:

Huge TAM – Go-To-Market Strategy Focused On The Private Sector

Market Entry

Entity	Market Segment	TAM
Private sector	Tourism	$22b
	Large Real Estate	$7b
Quasi-public	Airports	$16b
	University Campuses	$25b
	Hospital Districts	$3b
Government	Downtowns	$161b
	"Edge City"/ Suburban	$263b
MOBILITY TAM		**$495b**
REAL ESTATE TAM		**$1.5t**

And that's just the beginning. Just like the railroad companies who built the American rail networks in the late 1800's & early 1900's, we will leverage opportunities to capture the significant land appreciation that will happen near Swyft Cities stations.

We envision a world in the near future of vibrant, walkable, sustainable cities. Whoosh's convenient mobility is woven into the fabric of everyday life, creating true "Swyft Cities" where people will want to live, work and thrive.





Come join us in creating a better world for everyone.

Downloads



[Swyft Cities Investment Memo by Urbanist Ventures.pdf](#)